FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2020

Commission File Number: 333-13792

QUEBECOR MEDIA INC.

(Name of Registrant)

612 St-Jacques Street, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      ☒      Form 40-F      ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes      ☐       No      ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-            .]

MANAGEMENT DISCUSSION AND ANALYSIS

CORPORATE PROFILE

Quebecor Media Inc., a wholly owned subsidiary of Quebecor Inc. (“Quebecor” or the “parent corporation”) is governed by the Business Corporations Act (Québec) and is one of Canada’s largest telecommunications and media corporations. Unless the context otherwise requires, “Quebecor Media” or the “Corporation” refers to Quebecor Media Inc. and its subsidiaries. Quebecor Media operates in the following business segments: Telecommunications, Media, and Sports and Entertainment. Quebecor Media is pursuing a convergence strategy that captures synergies among its properties and leverages the value of content for the benefit of multiple distribution platforms.

The following Management Discussion and Analysis covers the Corporation’s main activities in the first quarter of 2020 and the major changes from the previous financial year. All amounts are stated in Canadian dollars unless otherwise indicated. This report should be read in conjunction with the information in the Corporation’s Annual Report for the financial year ended December 31, 2019 (Form 20-F), which is available on the website of the U.S. Securities and Exchange Commission at <www.sec.gov>.

The COVID-19 pandemic is having a significant impact on the economic environment in Canada and around the world. Since March 2020, in order to limit the spread of the virus, the Québec government has imposed a number of restrictions and special preventive measures, including the suspension of business activities deemed non-essential. These measures have curtailed the operations of many of Quebecor’s business partners and have led to a significant slowdown in some of Quebecor’s segments. Among other impacts, the COVID-19 virus and the measures to prevent its spread have led to a significant reduction in volume at the Videotron Ltd. (“Videotron”) retail outlets and delays in client migration to its new Helix home entertainment and management platform; lower advertising revenues, significant decrease of sporting events broadcast by the TVA Sports channel, and reduced film and audiovisual content activity in the Media segment; and delays or cancellations of shows and events, and interruption of music and book distribution activities in the Sports and Entertainment segment. Quebecor is however continuing to provide essential telecommunications and news services during this health crisis, while safeguarding the health and safety of its employees and the public. Videotron has also taken a number of important initiatives to make life easier for its customers, such as temporarily suspending data limits (overage charges) on all residential and business Internet plans, providing additional services, and suspending certain fees. Furthermore, Videotron’s network has properly handled the increase in traffic since the beginning of the crisis, as its ongoing strategy to add capacity ahead of the curve has proven to be right. As well, TVA Group Inc. (“TVA Group”) has unscrambled the LCN all-news channel to give Quebecers real-time access to all developments concerning the crisis, and it also continues to broadcast television content on its distribution channels. Because of the measures put in place by the Québec government to limit the spread of the virus, approximately 10% of Quebecor’s workforce are now receiving benefits under the Corporation’s supplemental assistance program because they are on stand-by. The program provides additional financial assistance to top up the Canada Emergency Wage Subsidy or Canada Emergency Response Benefit, as the case may be, and so minimize the impact of this situation. While the uncertainty regarding the full extent and duration of the pandemic continues, the Corporation’s Board of Directors and its executive management team will, on an ongoing basis, monitor the impact of the crisis on the Corporation’s business units, employees, customers and business partners, as well as on the population of Québec, and will take appropriate action, as needed, until the crisis abates and market conditions stabilize. As a major corporate citizen and the Québec leader in telecommunications, news and entertainment, the Corporation is committed to continuing and will continue to play its role during this crisis in order to ensure that the public continues to benefit from all the services it needs.

The impact of the COVID-19 crisis on the operating results of the Corporation’s business segments in the first quarter of 2020 is analyzed in greater detail in the “Segmented Analysis” section below. It is difficult at this stage to foresee what consequences this crisis will have in upcoming quarters. The COVID-19 crisis could have a material adverse impact on the growth of the Corporation’s operating results and cash flows in the short and medium terms. As a result, the growth recorded in previous quarters may not be indicative of future growth.

The Corporation has reviewed the nature and definition of one of the financial measures not standardized under International Financial Reporting Standards (“IFRS”) that it uses. As a result, “cash flows from segment operations” has been abandoned and replaced by the new “cash flows from operations” metric. This metric will henceforth be used to measure the cash flows generated by the operations of all the business segments, on a consolidated basis, in addition to the cash flows from operations generated by each segment. Furthermore, calculation of this metric will henceforth be based on additions to property, plant and equipment and to intangible assets rather than cash used for additions to property, plant and equipment and to intangible assets. As well, the new metric is calculated without taking into account proceeds on disposals. The definition of the new cash flows from operations measure is presented under “Non-IFRS Financial Measures” below.

HIGHLIGHTS SINCE END OF 2019

•                                Quebecor Media’s revenues totalled $1.06 billion in the first quarter of 2020, a $28.2 million (2.7%) increase from the same period of 2019.

Telecommunications

•                                The Telecommunications segment grew its revenues by $34.0 million (4.0%) and its adjusted EBITDA by $12.5 million (3.0%) in the first quarter of 2020.

•                                Videotron significantly increased its revenues from customer equipment sales ($26.9 million or 54.7%) and mobile telephony ($18.8 million or 13.3%) in the first quarter of 2020.

•                                Videotron’s total average billing per unit (“ABPU”) was $49.87 in the first quarter of 2020 compared with $49.47 in the same period of 2019, a $0.40 (0.8%) increase. Mobile ABPU was $51.60 in the first quarter of 2020 compared with $52.50 in the same period of 2019, a $0.90 (-1.7%) decrease due in part to the popularity of bring your own device (“BYOD”) plans.

•                                There was a net increase of 14,200 revenue-generating units (“RGUs”) (0.2%) in the first quarter of 2020, including 39,300 connections (3.0%) to the mobile telephony service, 12,400 subscriptions (2.7%) to the Club illico over-the-top video service (“Club illico”) and 8,600 subscriptions (0.5%) to cable Internet access service.

•                                On March 13, 2020, Videotron announced the suspension of data caps on all existing customers’ residential and business Internet plans to support the implementation of effective teleworking arrangements at Québec businesses in response to the COVID-19 pandemic. On April 18, 2020, the suspension of data limits was extended to June 30, 2020.

•                                Videotron also cancelled roaming charges outside Canada and the Daily Traveller Pass fee until June 30, 2020 in order to make life easier for its customers during the pandemic.

•                                In the first quarter of 2020, Videotron announced the official launch of its mobile network in Rimouski after several months of build-out and testing in the Lower St. Lawrence region.

•                                Videotron placed first in the Technology and Telecommunications category in the BIP Recherche-ICO awards for the most trusted organizations of the past decade, announced by the Institut de la confiance dans les organisations (ICO) on March 11, 2020. Videotron was also on the 2020 list of Montréal’s Top Employers released by Mediacorp Canada Inc. on January 30, 2020.

Media

•                                The Media segment grew its revenues by $2.1 million (1.2%) and its adjusted EBITDA by $2.9 million in the first quarter of 2020.

•                                According to the spring 2020 Vividata survey, Le Journal de Montréal and Le Journal de Québec remain Québec’s news leaders with more than 3.6 million readers per week on all platforms (print, mobile and Internet). TVA Group remains a leading player in the Canadian magazine industry with an average of more than 8.7 million readers on all platforms.

Financial transactions

•                                On February 21, 2020, TVA Group amended its secured revolving credit facility to extend its term from February 2020 to February 2021, lower the limit from $150.0 million to $75.0 million, and amend certain terms and conditions of the facility.

NON-IFRS FINANCIAL MEASURES

The financial measures not standardized under IFRS that are used by the Corporation to assess its financial performance, such as adjusted EBITDA, cash flows from operations and free cash flows from continuing operating activities, are not calculated in accordance with, or recognized by IFRS. The Corporation’s method of calculating these non-IFRS financial measures may differ from the methods used by other companies and, as a result, the non-IFRS financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies.

Adjusted EBITDA

In its analysis of operating results, the Corporation defines adjusted EBITDA, as reconciled to net income under IFRS, as net income before depreciation and amortization, financial expenses, gain (loss) on valuation and translation of financial instruments, restructuring of operations and other items, income taxes and income from discontinued operations. Adjusted EBITDA as defined above is not a measure of results that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statements of cash flows as a measure of liquidity. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation’s parent company, Quebecor, uses adjusted EBITDA in order to assess the performance of its investment in Quebecor Media. The Corporation’s management and Board of Directors use this measure in evaluating its consolidated results as well as the results of its operating segments. This measure eliminates the significant level of impairment and depreciation/amortization of tangible and intangible assets and is unaffected by the capital structure or investment activities of Quebecor Media and its business segments. Adjusted EBITDA is also relevant because it is a significant component of the Corporation’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of tangible and intangible assets used in generating revenues in the Corporation’s segments. The Corporation also uses other measures that do reflect such costs, such as cash flows from operations and free cash flows from continuing operating activities. The Corporation’s definition of adjusted EBITDA may not be the same as similarly titled measures reported by other companies.

Table 1 provides a reconciliation of adjusted EBITDA to net income as disclosed in the Corporation’s condensed consolidated financial statements.

Table 1

Reconciliation of the adjusted EBITDA measure used in this report to the net income measure used in the condensed consolidated financial statements

(in millions of Canadian dollars)

	Three months ended March 31
	2020	2019

Adjusted EBITDA (negative adjusted EBITDA):
Telecommunications	$435.5	$423.0
Media	4.1	1.2
Sports and Entertainment	(3.8)	(0.7)
Head Office	0.3	(0.8)
	436.1	422.7
Depreciation and amortization	(198.3)	(188.7)
Financial expenses	(75.7)	(71.5)
Gain (loss) on valuation and translation of financial instruments	0.8	(0.7)
Restructuring of operations and other items	(3.9)	(8.5)
Income taxes	(43.4)	(40.8)
Income from discontinued operations	1.3	97.5
Net income	$116.9	$210.0

Cash flows from operations and free cash flows from continuing operating activities

Cash flows from operations

Cash flows from operations represents adjusted EBITDA, less additions to property, plant and equipment and to intangible assets. Cash flows from operations represents funds available for interest and income tax payments, expenditures related to restructuring programs, business acquisitions, licence acquisitions and renewals, payment of dividends, repayment of long-term debt and share repurchases. Cash flows from operations is not a measure of liquidity that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statements of cash flows as a measure of liquidity. Cash flows from operations is used by the Corporation’s management and Board of Directors to evaluate cash flows generated by the operations of all of its segments. The Corporation’s definition of cash flows from operations may not be identical to similarly titled measures reported by other companies.

Free cash flows from continuing operating activities

Free cash flows from continuing operating activities represents cash flows provided by continuing operating activities calculated in accordance with IFRS, less cash flows used for additions to property, plant and equipment and to intangible assets, plus proceeds from disposal of assets. The Corporation uses free cash flows from continuing operating activities as a measure of total liquidity generated on a consolidated basis. Free cash flows from continuing operating activities represents available funds for business acquisitions, licence acquisitions and renewals, payment of dividends, repayment of long-term debt and shares repurchases. Free cash flows from continuing operating activities is not a measure of liquidity that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. The Corporation’s definition of free cash flows from continuing operating activities may not be identical to similarly titled measures reported by other companies.

Tables 2 and 3 provide a reconciliation of cash flows from operations and free cash flows from continuing operating activities to cash flows provided by continuing operating activities reported in the condensed consolidated financial statements.

Table 2

Cash flows from operations

(in millions of Canadian dollars)

	Three months ended March 31
	2020	2019

Adjusted EBITDA (negative adjusted EBITDA):
Telecommunications	$435.5	$423.0
Media	4.1	1.2
Sports and Entertainment	(3.8)	(0.7)
Head Office	0.3	(0.8)
	436.1	422.7
Minus
Additions to property, plant and equipment:[1]
Telecommunications	(88.9)	(94.3)
Media	(1.9)	(6.6)
Sports and Entertainment	(0.1)	(0.5)
	(90.9)	(101.4)
Additions to intangible assets:[2]
Telecommunications	(44.1)	(40.2)
Media	(5.8)	(1.5)
Sports and Entertainment	(0.8)	(1.1)
Head Office	—	(0.2)
	(50.7)	(43.0)
Cash flows from operations
Telecommunications	302.5	288.5
Media	(3.6)	(6.9)
Sports and Entertainment	(4.7)	(2.3)
Head Office	0.3	(1.0)
	$294.5	$278.3

[1] Reconciliation to cash flows used for additions to property, plant	Three months ended March 31
and equipment as per condensed consolidated financial statements:	2020	2019
Additions to property, plant and equipment	$(90.9)	$(101.4)
Net increase (decrease) in current accounts payable related to additions to property, plant and equipment	11.0	(38.4)
Cash flows used for additions to property, plant and equipment	$(79.9)	$(139.8)

[2] Reconciliation to cash flows used for additions to intangible assets	Three months ended March 31
as per condensed consolidated financial statements:	2020	2019
Additions to intangible assets	$(50.7)	$(43.0)
Net decrease in current accounts payable related to additions to intangible assets	(52.1)	(8.2)
Cash flows used for additions to intangible assets	$(102.8)	$(51.2)

Table 3

Free cash flows from continuing operating activities and cash flows provided by continuing operating activities reported in the condensed consolidated financial statements

(in millions of Canadian dollars)

	Three months ended March 31
	2020	2019

Cash flows from operations presented in Table 2	$294.5	$278.3
Plus (minus)
Cash portion of financial expenses	(73.7)	(69.6)
Cash portion related to restructuring of operations and other items	(3.9)	(5.0)
Current income taxes	(61.0)	(45.6)
Other	4.1	1.0
Net change in non-cash balances related to operating activities	44.0	(97.6)
Net increase (decrease) in current accounts payable related to additions to property, plant and equipment	11.0	(38.4)
Net decrease in current accounts payable related to additions to intangible assets	(52.1)	(8.2)
Free cash flows from continuing operating activities	162.9	14.9
Plus (minus)
Cash flows used for additions to property, plant and equipment	79.9	139.8
Cash flows used for additions to intangible assets	102.8	51.2
Proceeds from disposal of assets	(1.5)	(2.6)
Cash flows provided by continuing operating activities	$344.1	$203.3

KEY PERFORMANCE INDICATORS

Revenue-generating unit

The Corporation uses RGU, an industry metric, as a key performance indicator. An RGU represents, as the case may be, subscriptions to the cable Internet, cable television and Club illico services, and subscriber connections to the mobile telephony and cable telephony services. RGU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of RGU may not be the same as identically titled measurements reported by other companies or published by public authorities.

Average billing per unit

The Corporation uses ABPU, an industry metric, as a key performance indicator. This indicator is used to measure monthly average subscription billing per RGU. ABPU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of ABPU may not be the same as identically titled measurements reported by other companies.

Mobile ABPU is calculated by dividing the average subscription billing for mobile telephony services by the average number of mobile RGUs during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

Total ABPU is calculated by dividing the combined average subscription billing for cable Internet, cable television, Club illico, mobile telephony and cable telephony services, by the total average number of RGUs from cable Internet, cable television, mobile telephony and cable telephony services, during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

ANALYSIS OF CONSOLIDATED RESULTS OF OPERATIONS AND CASH FLOWS OF QUEBECOR MEDIA

2020/2019 first quarter comparison

Revenues: $1.06 billion, a $28.2 million (2.7%) increase.

•                                Revenues increased in Telecommunications ($34.0 million or 4.0% of segment revenues) and in Media ($2.1 million or 1.2%).

•                                Revenues decreased in Sports and Entertainment ($5.6 million or -13.9%).

Adjusted EBITDA: $436.1 million, a $13.4 million (3.2%) increase.

•                                Adjusted EBITDA increased in Telecommunications ($12.5 million or 3.0% of segment adjusted EBITDA) and in Media ($2.9 million).

•                                There was a favourable variance at Head Office ($1.1 million) due to a decrease in the stock-based compensation charge.

•                                Adjusted EBITDA decreased in Sports and Entertainment ($3.1 million).

•                                The change in the fair value of Quebecor Media stock options resulted in a $2.9 million favourable variance in the stock-based compensation charge in the first quarter of 2020 compared with the same period of 2019. The change in the fair value of Quebecor stock options and in the value of Quebecor stock-price-based share units resulted in a $2.8 million favourable variance in the Corporation’s stock-based compensation charge in the first quarter of 2020.

Net income attributable to shareholders: $117.1 million in the first quarter of 2020 compared with $212.1 million in the same period of 2019, a $95.0 million decrease.

•                  The main unfavourable variances were:

•                  $96.2 million decrease in income from discontinued operations;

•                  $9.6 million increase in the depreciation and amortization charge;

•                  $4.2 million increase in financial expenses;

•                  $2.6 million increase in the income tax expense.

•                   The main favourable variances were:

•             $13.4 million increase in adjusted EBITDA;

•             $4.6 million favourable variance in the charge for restructuring of operations and other items.

Cash flows from operating activities: $294.5 million, a $16.2 million (5.8%) increase due mainly to the increase in adjusted EBITDA.

Cash flows from continuing operating activities: $344.1 million, a $140.8 million increase due primarily to the favourable net change in non-cash balances related to operating activities.

Depreciation and amortization charge: $198.3 million in the first quarter of 2020, a $9.6 million increase due mainly to the impact of capital expenditures and investments in intangible assets in the Telecommunications segment, including amortization of intangible assets related to investments in the Helix platform, partially offset by decreased investment related to the leasing of set-top boxes.

Financial expenses: $75.7 million in the first quarter of 2020, a $4.2 million increase caused mainly by the unfavourable variance in the gain or loss on foreign currency translation of short-term monetary items and higher average interest on the debt. The main decreases in financial expenses is mainly due to lower average indebtedness and the impact of increased interest revenue from Quebecor under loan agreements.

Gain on valuation and translation of financial instruments: $0.8 million in the first quarter of 2020 compared with a $0.7 million loss in the same period of 2019, a $1.5 million favourable variance.

Charge for restructuring of operations and other items: $3.9 million in the first quarter of 2020, compared with $8.5 million in the same period of 2019, a $4.6 million favourable variance.

•                  A $3.9 million net charge was recognized during the first quarter of 2020 in connection with measures related to the COVID-19 crisis and cost-reduction measures in the Corporation’s various segments ($5.0 million charge for cost-reduction measures in the first quarter of 2019). In the first quarter of 2019, a $3.5 million charge for impairment of assets was also recognized in connection with various restructuring initiatives.

Income tax expense: $43.4 million in the first quarter of 2020 (effective tax rate of 27.3%), compared with $40.8 million in the same period of 2019 (effective tax rate of 26.6%), a $2.6 million unfavourable variance caused mainly by the impact of the increase in taxable income.

SEGMENTED ANALYSIS

Telecommunications

First quarter 2020 operating results

Revenues: $874.7 million in the first quarter of 2020, a $34.0 million (4.0%) increase.

•                                Revenues from the mobile telephony service increased $18.8 million (13.3%) to $160.2 million, due primarily to an increase in the number of subscriber connections, partially offset by a decrease in average per-subscriber revenues.

•                                Revenues from Internet access services increased $3.9 million (1.4%) to $277.5 million, due mainly to an increase in the customer base, partially offset by the unfavorable impact related to the suspension of data caps as part of the response to the COVID-19 crisis.

•                                Combined revenues from all cable television services decreased $12.1 million (-4.9%) to $233.1 million, due primarily to the impact of the net decrease in the customer base.

•                                Revenues from the cable telephony service decreased $4.5 million (-5.2%) to $82.8 million, mainly because of the impact of the net decrease in subscriber connections, partially offset by higher average per-connection revenues due in part to increases in some rates.

•                                Revenues from customer equipment sales increased $26.9 million (54.7%) to $76.1 million, mainly because of the impact of equipment sales related to the Helix platform launched on August 27, 2019.

•                               Other revenues increased $1.0 million (2.3%) to $45.0 million, mainly reflecting higher revenue at Club illico.

Videotron’s total ABPU was $49.87 in the first quarter of 2020 compared with $49.47 in the same period of 2019, a $0.40 (0.8%) increase. Mobile ABPU was $51.60 in the first quarter of 2020 compared with $52.50 in the same period of 2019, a $0.90 (-1.7%) decrease due in part to the popularity of BYOD plans.

Customer statistics

RGUs — The total number of RGUs was 6,090,400 at March 31, 2020, an increase of 14,200 (0.2%) from the end of 2019 (compared with an increase of 23,300 in the same period of 2019), and a 12-month increase of 76,800 (1.3%) (Table 4).

Mobile telephony — The number of subscriber connections to the mobile telephony service stood at 1,369,800 at March 31, 2020, an increase of 39,300 (3.0%) from the end of 2019 (compared with an increase of 39,800 in the same period of 2019), and a 12-month increase of 176,200 (14.8%) (Table 4).

Cable Internet access — The number of subscribers to cable Internet access services stood at 1,735,900 at March 31, 2020, an increase of 8,600 (0.5%) since the end of 2019 (compared with an increase of 6,300 in the same period of 2019), and a 12-month increase of 25,100 (1.5%) (Table 4). As of March 31, 2020, Videotron’s cable Internet access services had a household and business penetration rate of 58.7% (number of subscribers as a proportion of the total 2,958,000 homes and businesses passed by Videotron’s network as of March 31, 2020, up from 2,915,400 one year earlier), the same as a year earlier.

Cable television — The number of subscribers to cable television services stood at 1,512,100 at March 31, 2020, a decrease of 19,700 (-1.3%) since the end of 2019 (compared with a decrease of 14,700 in the same period of 2019), and a 12-month decrease of 70,500 (-4.5%) (Table 4). At March 31, 2020, the cable television service had a household and business penetration rate of 51.1% versus 54.3% a year earlier.

Cable telephony service — The number of subscriber connections to the cable telephony service stood at 1,000,900 at March 31  2020, a decrease of 26,400 (-2.6%) since the end of 2019 (compared with a decrease of 19,000 in the same period of 2019), and a 12-month decrease of 94,000 (-8.6%) (Table 4). At March 31, 2020, the cable telephony service had a household and business penetration rate of 33.8% compared with 37.6% a year earlier.

Club illico — The number of subscribers to Club illico stood at 471,700 at March 31, 2020, an increase of 12,400 (2.7%) since the end of 2019 (compared with an increase of 10,900 in the same period of 2019), and a 12-month increase of 40,000 (9.3%) (Table 4).

Table 4

Telecommunications segment quarter-end RGUs for the last eight quarters

(in thousands of units)

	March 2020	Dec. 2019	Sept. 2019	June 2019	March 2019	Dec. 2018	Sept. 2018	June 2018

Mobile telephony	1,369.8	1,330.5	1,288.7	1,231.9	1,193.6	1,153.8	1,120.7	1,079.2
Cable Internet	1,735.9	1,727.3	1,724.3	1,706.9	1,710.8	1,704.5	1,697.5	1,674.1
Cable television	1,512.1	1,531.8	1,545.2	1,558.4	1,582.6	1,597.3	1,603.7	1,606.0
Cable telephony	1,000.9	1,027.3	1,052.7	1,072.9	1,094.9	1,113.9	1,131.1	1,148.2
Club illico	471.7	459.3	443.5	431.0	431.7	420.8	402.9	391.9
Total	6,090.4	6,076.2	6,054.4	6,001.1	6,013.6	5,990.3	5,955.9	5,899.4

Adjusted EBITDA: $435.5 million, a $12.5 million (3.0%) increase due primarily to:

•                               impact of the net revenue increase.

Partially offset by:

•                               net increase in operating expenses, including engineering, customer service and IT expenses.

Cost/revenue ratio: Employee costs and purchases of goods and services for all Telecommunications segment operations, expressed as a percentage of revenues, were 50.2% in the first quarter of 2020 compared with 49.7% in the same period of 2019.

Cash flows from operations: $302.5 million in the first quarter of 2020 compared with $288.5 million in the same period of 2019 (Table 2). The $14.0 million increase was due primarily to the $12.5 million increase in adjusted EBITDA.

Media

Revenues: $174.8 million in the first quarter of 2020, a $2.1 million (1.2%) increase.

•                                Other revenues increased by $7.2 million (18.9%), mainly because of higher revenues from film production and audiovisual services, combined with higher revenues from the production and distribution of audiovisual content following the acquisition of the companies in the Incendo Media Inc. group on April 1, 2019.

•                                Subscription revenues increased by $1.0 million (2.0%), mainly because of higher subscription revenues at the specialty channels, including the impact of the acquisition of Évasion and Zeste, and favourable retroactive adjustments to the subscription fees in agreements with some cable providers to reflect the fair value of the specialty channels, partially offset by lower subscription revenues at the magazines.

•                               Advertising revenues decreased by $6.1 million (-7.3%), mainly because of lower advertising revenues at TVA Network, in the newspapers and magazines, due in part to repercussions of the COVID-19 pandemic.

Adjusted EBITDA: $4.1 million in the first quarter of 2020, a $2.9 million favourable variance due primarily to:

•                                impact of the net revenue increase;

•                                decreases in some operating expenses, reflecting in part the impact of the budget cuts announced by TVA Group in the second quarter of 2019, lower content costs in the broadcasting business, and lower labour, editorial and selling costs in the newspaper publishing business.

Cost/revenue ratio: Employee costs and purchases of goods and services for all Media segment operations, expressed as a percentage of revenues, were 97.7% in the first quarter of 2020 compared with 99.3% in the same period of 2019. The reduction was mainly due to the contribution of business acquisitions and the decrease in operating expenses.

Cash flows from operations: Negative $3.6 million in the first quarter of 2020 compared with negative $6.9 million in the same period of 2019 (Table 2). The $3.3 million favourable variance was due to the $2.9 million increase in adjusted EBITDA and the $4.7 million decrease in additions to property, plant and equipment, partially offset by the $4.3 million increase in additions to intangible assets, mainly attributable to investments in digital.

Sports and Entertainment

Revenues: $34.8 million in the first quarter of 2020, a $5.6 million (-13.9%) decrease due primarily to a decrease in revenues from book and music distribution, from concerts at the Videotron Centre, and from the hockey business, due in part to the repercussions of the COVID-19 pandemic.

Adjusted EBITDA: Negative $3.8 million in the first quarter of 2020, a $3.1 million decrease due to the impact of the revenue decrease.

Cash flows from operations: Negative $4.7 million in the first quarter of 2020 compared with negative $2.3 million in the same period of 2019 (Table 2). The $2.4 million unfavourable variance was due to the $3.1 million increase in negative adjusted EBITDA, partially offset by the $0.7 million decrease in additions to property, plant and equipment and to intangible assets.

CASH FLOWS AND FINANCIAL POSITION

This section provides an analysis of sources and uses of cash flows, as well as a financial position analysis as of the balance sheet date.

Operating activities

Cash flows provided by continuing operating activities: $344.1 million in the first quarter of 2020 compared with $203.3 million in the same period of 2019.

The $140.8 million increase was primarily due to:

•                           $141.6 million favourable net change in non-cash balances related to operating activities, due primarily to a favourable variance in income tax payable, decrease in inventory and increase in accounts payable and accrued charges in the Telecommunications segment, partially offset by an increase in accounts receivable and prepaid expenses;

•                           $12.5 million and $2.9 million increases in adjusted EBITDA in the Telecommunications and Media segments respectively.

Partially offset by:

•                           $15.4 million increase in current income taxes;

•                           $4.1 million increase in the cash portion of financial expenses.

The favourable net variance in income tax payable and in other non-cash items related to the Telecommunications segment’s operating activities, and the segment’s increased profitability, had a favourable impact on cash flows provided by continuing operating activities in the first quarter of 2020 compared with the same quarter of 2019.

Working capital: Negative $89.2 million at March 31, 2020 compared with negative $136.5 million at December 31, 2019. The $47.3 million favourable variance was due primarily to a decrease in accounts payable and accrued charges and an increase in cash and cash equivalents, partially offset by an unfavourable variance in income tax payable and by a decrease in accounts receivable and inventory.

Investing activities

Cash flows used for additions to property, plant and equipment: $79.9 million in the first quarter of 2020 compared with $139.8 million in the same period of 2019. A $59.9 million decrease, including $49.4 million due to the net variance in current accounts payable and $10.5 million due primarily to decreased investment related to the leasing of set-top boxes in the Telecommunications segment.

Cash flows used for additions to intangible assets: $102.8 million in the first quarter of 2020 compared with $51.2 million in the same period of 2019. A $51.6 million increase, including $43.9 million due to the net decrease in current accounts payable and $7.7 million due primarily to increased investment in IT systems in the Telecommunications segment.

Proceeds from disposal of assets: $1.5 million in the first quarter of 2020 compared with $2.6 million in the same period of 2019.

Business acquisitions: $23.5 million in the first quarter of 2019, consisting of the acquisition of the companies in the Serdy Média inc. and Serdy Video Inc. groups in the Media segment.

Business disposals: $261.6 million in the first quarter of 2019, consisting of the sale of the operations of the 4Degrees Colocation Inc. data centres.

Loans to the parent corporation: $28.0 million in the first quarter of 2020, compared with $36.0 million in the same period of 2019.

•                                During the first quarter of 2020, Quebecor made a drawdown of $28.0 million on its September 13, 2019 loan agreement with Quebecor Media ($36.0 million on its September 28, 2018 loan agreement in the same period of 2019).

Free cash flows from continuing operating activities

Free cash flows from continuing operating activities: $162.9 million in the first quarter of 2020 compared with $14.9 million in the same period of 2019 (Table 3).

The $148.0 million increase was due primarily to:

•                  $140.8 million increase in cash flows provided by continuing operating activities;

•                  $59.9 million decrease in cash used for additions to property, plant and equipment.

Partially offset by:

•                  $51.6 million increase in cash used for additions to intangible assets.

Financing activities

Consolidated debt (long-term debt plus bank indebtedness): $235.4 million increase in the first quarter of 2020; $366.2 million net favourable variance in assets and liabilities related to derivative financial instruments.

•                                Debt increases in the first quarter of 2020 essentially consisted of:

•                                $291.4 million unfavourable impact of exchange rate fluctuations. The consolidated debt increase attributable to this item was offset by the increase in the asset (or decrease in the liability) related to cross-currency swap agreements entered under “Derivative financial instruments”;

•                                $11.2 million increase in debt attributable to changes in fair value related to hedged interest risk;

•                               $5.4 million increase in the bank indebtedness of TVA Group.

•                                Debt reductions in the first quarter of 2020 essentially consisted of:

•                                $55.9 million net reduction in drawings on the secured revolving credit facility of Videotron, TVA Group and Quebecor Media;

•                               $18.6 million decrease in the bank indebtedness of Videotron and Quebecor Media.

•                                Assets and liabilities related to derivative financial instruments totalled a net asset of $1.04 billion at March 31, 2020 compared with $677.7 million at December 31, 2019. The $366.2 million net favourable variance was mainly due to:

•                                favourable impact of exchange rate fluctuations on the value of derivative financial instruments;

•                               favourable impact of interest rate trends in Canada, compared with the United States, on the fair value of derivative financial instruments.

•                               On February 21, 2020, TVA Group amended its secured revolving credit facility to extend its term from February 2020 to February 2021, lower the limit from $150.0 million to $75.0 million, and amend certain terms and conditions of the facility.

Financial position

Net available liquidity: $1.77 billion at March 31, 2020 for Quebecor Media and its wholly owned subsidiaries, consisting of $29.0 million in cash and cash equivalents and $1.74 billion in available unused revolving credit facilities.

Consolidated debt (long-term debt plus bank indebtedness): $6.16 billion at March 31, 2020, a $235.4 million increase compared with December 31, 2019; $366.2 million net favourable variance in assets and liabilities related to derivative financial instruments (see “Financing activities” above).

•                                Consolidated debt essentially consisted of Videotron’s $4.44 billion debt ($4.25 billion at December 31, 2019); TVA Group’s $35.5 million debt ($44.9 million at December 31, 2019); and Quebecor Media’s $1.69 billion debt ($1.64 billion at December 31, 2019).

As at March 31, 2020, minimum principal payments on long-term debt in the coming years were as follows:

Table 5

Minimum principal payments on Quebecor Media’s long-term debt

12 months ending March 31

(in millions of Canadian dollars)

2021	$30.1
2022	—
2023	2,813.7
2024	57.2
2025	843.7
2026 and thereafter	2,418.7
Total	$6,163.4

From time to time, Quebecor Media may (but is under no obligation to) seek to retire or purchase its outstanding Senior Notes in open market purchases, privately negotiated transactions or otherwise. Such repurchases, if any, will depend on its liquidity position and requirements, prevailing market conditions, contractual restrictions and other factors. The amounts involved may be material.

The weighted average term of Quebecor Media’s consolidated debt was approximately 5.1 years as of March 31, 2020 (5.3 years as of December 31, 2019). As at March 31, 2020, after taking into account hedging instruments, the debt consisted of approximately 95.0% fixed-rate debt (94.0% as of December 31, 2019) and 5.0% floating-rate debt (6.0% as of December 31, 2019).

The Corporation’s management believes that cash flows and available sources of financing should be sufficient to cover committed cash requirements for capital investments, working capital, interest payments, income tax payments, debt repayments, pension plan contributions, share repurchases and dividends or distributions to shareholders in the future. The Corporation has access to cash flows generated by its subsidiaries through dividends (or distributions) and cash advances paid by its wholly owned subsidiaries. The Corporation believes it will be able to meet future debt maturities, which are staggered over the coming years.

Pursuant to its financing agreements, the Corporation is required to maintain certain financial ratios. The key indicators listed in those financing agreements include debt service coverage ratio and debt ratio (long-term debt over adjusted EBITDA). At March 31, 2020, the Corporation was in compliance with all required financial ratios.

Dividends declared and paid

•                                On March 11, 2020, the Board of Directors of Quebecor Media declared a dividend in the amount of $25.0 million, which was paid to shareholders on March 12, 2020.

•                                On May 13, 2020, the Board of Directors of Quebecor Media declared a dividend in the amount of $25.0 million, which was paid to shareholders on May 14, 2020.

Board of Directors

On March 11, 2020, the Board of Directors received the resignation of Manon Brouillette, Director of Quebecor Media since 2019.

On March 11, 2020, Michèle Colpron was appointed a Director of Quebecor Media.

Analysis of consolidated balance sheet

Table 6

Consolidated balance sheet of Quebecor Media

Analysis of main differences between March 31, 2020 and December 31, 2019

(in millions of Canadian dollars)

	March 31, 2020	Dec. 31, 2019	Difference	Main reasons for difference

Assets
Cash and cash equivalents	$43.8	$14.0	$29.8	Impact of current variances in activity
Accounts receivable	542.5	558.2	(15.7)	Impact of current variances in activity
Inventories	226.0	240.4	(14.4)	Impact of current variances in activity
Property, plant and equipment	3,314.1	3,379.0	(64.9)	Depreciation for the period less additions to property, plant and equipment
Loans to parent corporation	729.1	701.1	28.0	See “Investing activities”
Derivative financial instruments[1]	1,043.9	677.7	366.2	See “Financing Activities”
Other long-term assets	259.8	248.4	11.4	Impact of current variances in activity

Liabilities
Accounts payable and accrued charges	$752.8	$805.0	$(52.2)	Impact of current variances in activity and reduction in accounts payable related to additions to intangible assets
Income taxes[2]	21.5	(15.7)	37.2	Current income taxes for the period less current disbursements
Long-term debt, including short-term portion and bank indebtedness	6,163.6	5,928.2	235.4	See “Financing Activities”

1              Long-term assets less long-term liabilities

2              Current liabilities less current assets

ADDITIONAL INFORMATION

Contractual obligations

At March 31, 2020, material contractual obligations of operating activities included: capital repayment and interest payments on long-term debt and lease liabilities; capital asset purchases and other commitments; and obligations related to derivative financial instruments, less estimated future receipts on derivative financial instruments. Table 7 below shows a summary of these contractual obligations.

Table 7

Contractual obligations of Quebecor Media as of March 31, 2020

(in millions of Canadian dollars)

	Total	Under 1 year	1-3 years	3-5 years	5 years or more

Long-term debt[1]	$6,163.4	$30.1	$2,813.7	$900.9	$2,418.7
Interest payments on long-term debt[2]	1,392.6	204.1	577.5	291.9	319.1
Lease liabilities	184.8	38.2	51.9	35.8	58.9
Interest payments on lease liabilities	56.7	9.2	13.9	9.3	24.3
Additions to property, plant and equipment and other commitments	1,640.1	395.8	564.1	300.3	379.9
Derivative financial instruments[3]	(899.2)	1.6	(680.0)	(181.5)	(39.3)
Total contractual obligations	$8,538.4	$679.0	$3,341.1	$1,356.7	$3,161.6

1              The carrying value of long-term debt excludes changes in the fair value of long-term debt related to hedged interest risk and financing fees.

2              Estimated interest payable on long-term debt, based on interest rates, hedging of interest rates and hedging of foreign exchange rates as of March 31, 2020.

3              Estimated future receipts, net of disbursements, related to foreign exchange hedging of U.S.-dollar-denominated debt using derivative financial instruments.

Table 8 presents lease liabilities by segment at March 31, 2020 and December 31, 2019:

Table 8

Lease liabilities by segment

(in millions of Canadian dollars)

	March 31, 2020	Dec. 31, 2019

Telecommunications	$120.0	$114.2
Media	16.8	13.5
Sports and Entertainment	45.9	40.8
Head Office	2.2	2.1
Total	$184.9	$170.6

Related party transactions

The following describes transactions in which the Corporation and its directors, executive officers and affiliates are involved. The Corporation believes that each of the transactions described below was on terms no less favourable to Quebecor Media than could have been obtained from independent third parties.

Operating transactions

During the first quarter of 2020, the Corporation made sales to affiliated companies in the amount of $1.1 million ($0.9 million in the same period of 2019) and recorded $9.8 million in interest revenue on loans ($8.6 million in the same period of 2019) with the parent corporation. The Corporation also made purchases with affiliated companies in the amount of $2.3 million (none in the same period of 2019), which are included in “Purchase of goods and services” and recorded $0.6 million in interest expense on leases with the parent corporation ($0.6 million in the same period of 2019). These transactions were accounted for at the consideration agreed between the parties.

As of March 31, 2020, loans to the parent corporation amounted to $729.1 million ($701.1 million as of December 31, 2019) and the lease liability with the parent corporation amounted to $31.9 million ($32.7 million as of December 31, 2019).

Management arrangements

The parent corporation has entered into management arrangements with the Corporation. Under these management arrangements, the parent corporation and the Corporation provide management services to each other on a cost-reimbursement basis. The expenses subject to reimbursement include the salaries of the Corporation’s executive officers, who also serve as executive officers of the parent corporation.

During the first quarter of 2020, the Corporation received an amount of $0.6 million, which is included as a reduction in employee costs ($0.6 million in the same period of 2019), and incurred management fees of $0.6 million ($0.6 million in the same period of 2019) with shareholders.

Financial instruments

The Corporation uses a number of financial instruments, mainly cash and cash equivalents, accounts receivable, contract assets, long-term investments, bank indebtedness, trade payables, accrued liabilities, long-term debt, and derivative financial instruments.

In order to manage its foreign exchange and interest rate risks, the Corporation uses derivative financial instruments: (i) to set in CAN dollars future payments on debts denominated in U.S. dollars (interest and principal) and certain purchases of inventories and other capital expenditures denominated in a foreign currency; and (ii) to achieve a targeted balance of fixed- and floating-rate debts. The Corporation does not intend to settle its derivative financial instruments prior to their maturity as none of these instruments is held or issued for speculative purposes.

Certain cross-currency interest rate swaps entered into by the Corporation include an option that allows each party to unwind the transaction on a specific date at the then settlement amount.

The carrying value and fair value of long-term debt and derivative financial instruments as of March 31, 2020 and December 31, 2019 were as follows:

Table 9

Fair value of long-term debt and derivative financial instruments
(in millions of Canadian dollars)

	March 31, 2020		December 31, 2019
Asset (liability)	Carrying value	Fair value	Carrying value	Fair value

Long-term debt[1]	$(6,163.4)	$(6,073.7)	$(5,927.9)	$(6,317.7)
Derivative financial instruments
Foreign exchange forward contracts	7.5	7.5	(2.1)	(2.1)
Cross-currency interest rate swaps	1,036.4	1,036.4	679.8	679.8

1              The carrying value of long-term debt excludes changes in the fair value of long-term debt related to hedged interest rate risk and financing fees.

The fair value of long-term debt is estimated based on quoted market prices when available or on valuation models. When the Corporation uses valuation models, the fair value is estimated using discounted cash flows using period-end market yields or the market value of similar instruments with the same maturity.

The fair value of derivative financial instruments recognized in the consolidated balance sheets is estimated as per the Corporation’s valuation models. These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative financial instrument and factors observable in external market data, such as period-end swap rates and foreign exchange rates. An adjustment is also included to reflect non-performance risk impacted by the financial and economic environment prevailing at the date of the valuation in the recognized measure of the fair value of the derivative financial instruments by applying a credit default premium, estimated using a combination of observable and unobservable inputs in the market, to the net exposure of the counterparty or the Corporation.

The gains and losses on valuation and translation of financial instruments in the first quarters of 2020 and 2019 are summarized in Table 10.

Table 10

(Gain) loss on valuation and translation of financial instruments

(in millions of Canadian dollars)

	Three months ended March 31
	2020	2019

(Gain) loss on the ineffective portion of fair value hedges	$(0.9)	$0.6
Loss on the ineffective portion of cash flow hedges	0.1	0.1
	$(0.8)	$0.7

A $62.9 million gain was recorded under “Other comprehensive income” in the first quarter of 2020 in relation to cash flow hedging relationships ($19.3 million loss in the first quarter of 2019).

Contingencies and legal disputes

In the context of disputes between the Corporation and a competitor, legal proceedings have been initiated by the Corporation and against the Corporation. At this stage of proceedings, management of the Corporation is of the opinion that the outcome is not expected to have a material adverse effect on the Corporation’s results or on its financial position.

On August 15, 2019, the Canadian Radio-television and Telecommunications Commission (“CRTC”) issued an order finalizing the rates, retroactively to March 31, 2016, at which the large cable and telephone companies provide aggregated wholesale access to their high-speed Internet networks. The interim rates in effect since 2016 have been invoiced to resellers and accounted for in the Corporation consolidated financial statements. The new rates are substantially lower than interim rates and could result in a retrospective reduction in earnings of approximately $30.0 million (before income taxes) for the 2020 financial year and approximately $52.0 million (before income taxes) for the period of March 31, 2016 to December 31, 2019. On September 13, 2019, a coalition of cable companies (including Videotron) and Bell Canada filed separate appeals of the CRTC’s order with the Federal Court of Appeal arguing, among other things, that the order is marked by numerous errors of law and jurisdiction resulting in wholesale rates that are unreasonably low. The cable companies and Bell Canada also filed separate requests to stay the implementation of the order pending disposition of their appeals. On November 22, 2019, the leave to appeal was granted by the Federal Court of Appeal and the interim stay of the CRTC’s order granted by this court on September 27, 2019, was extended until a final ruling by the court is made. Accordingly, at this stage of these proceedings, the Corporation still estimates that the interim rates are the appropriate basis to account for its wholesale Internet access revenues.

Risk Factors Updates

The COVID-19 pandemic is evolving rapidly. The extent to which it may impact the Corporation’s business and activities will depend on future developments, which are highly uncertain and cannot be predicted with precision, such as the spread of the virus, the duration of the outbreak, its impact on consumer spending, labour shortages due to the virus, the resulting disruption in the supply chain and the effectiveness of the actions taken by the federal and Québec governments to manage the pandemic. Public and private sector regulations, policies and other measures aimed at reducing the spread of COVID-19 include the suspension of business activities deemed non-essential, the promotion of social distancing, lockdown orders, and the adoption of work-from-home and online education by companies, schools and institutions.

Potential adverse impacts of the COVID-19 pandemic include, but are not limited to:

•                                a reduction in demand for the Corporation’s products or services, or an increase in delinquent or unpaid bills, due to job losses and associated financial hardship;

•                                a decline in the Corporation’s revenues as a result of services provided at no cost to customers, such as suspending data caps on Residential and Business Internet plans, suspending roaming charges, access fees to speciality television services and exclusive on-demand content;

•                                a reduction in the value of broadcast and distribution rights due to the postponement or cancellation of sporting events and a corresponding decline in subscription revenues;

•                                customers downgrading or cancelling their services;

•                                issues delivering the Corporation’s products and services, including delays in client migration to Videotron’s new Helix home entertainment and management platform;

•                                lost revenue due to the significant economic challenges that small and medium sized business customers are facing;

•                                lower advertising revenues and reduced film and audiovisual content activity in the Media segment;

•                                delays or cancellations of shows and events, and interruption of music and book distribution activities in the Sports and Entertainment segment;

•                                uncertainty associated with the costs and availability of resources required to provide the appropriate levels of service to customers;

•                                additional capital expenditures and the availability of resources required to maintain, upgrade or expand the Corporation’s network in order to accommodate increased network usage;

•                                uncertainty associated with costs, delays and availability of resources required to complete major maintenance and expansion projects;

•                                the ability of certain suppliers and vendors to provide products and services to the Corporation;

•                                the impact of new legislation, new regulations and other government interventions in response to the COVID-19 pandemic;

•                                the negative impact on global credit and capital markets; and

•                                the ability to access capital markets at a reasonable cost.

Any of these risks and uncertainties could have a material adverse impact on the business, prospects, results of operations and financial condition of the Corporation.

This update to the Corporation’s Risk Factors should be read in conjunction with “Item 3. Key Information — B. Risk Factors” in the Corporation’s Annual Report for the financial year ended December 31, 2019 (Form 20-F), which is available on the website of the U.S. Securities and Exchange Commission at www.sec.gov.

Cautionary Statement regarding Forward-Looking Statements

This report contains forward-looking statements with respect to the Corporation’s financial condition, results of operations, business, and certain of its plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which the Corporation operates, as well as beliefs and assumptions made by its management. Such statements include, in particular, statements about the Corporation’s plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe,” or “seek,” or the negatives of those terms or variations of them or similar terminology, are intended to identify such forward-looking statements. Although the Corporation believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: the Corporation’s anticipated business strategies; anticipated trends in its business; anticipated reorganizations of any of its segments or businesses, and any related restructuring provisions or impairment charges; and its ability to continue to control costs. The Corporation can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:

•                  Quebecor Media’s ability to continue successfully developing its network and the facilities that support its mobile services;

•                  general economic, financial or market conditions and variations in the businesses of local, regional and national advertisers in Quebecor Media’s newspapers, television outlets and other media properties;

•                  the intensity of competitive activity in the industries in which Quebecor Media operates;

•                  fragmentation of the media landscape;

•                  new technologies that might change consumer behaviour with respect to Quebecor Media’s product suites;

•                  unanticipated higher capital spending required for developing Quebecor Media’s network or to address the continued development of competitive alternative technologies, or the inability to obtain additional capital to continue the development of Quebecor Media’s business;

•                  Quebecor Media’s ability to implement its business and operating strategies successfully and to manage its growth and expansion;

•                  disruptions to the network through which Quebecor Media provides its digital cable television, Internet access, mobile and cable telephony, and Club illico services, and its ability to protect such services against piracy, unauthorized access and other security breaches;

•                  labour disputes or strikes;

•                  service interruptions resulting from equipment breakdown, network failure, the threat of natural disaster, epidemics, pandemics and other public health crises, including the COVID-19 pandemic, and political instability in some countries;

•                  impact of emergency measures implemented by various governments;

•                  changes in Quebecor Media’s ability to obtain services and equipment critical to its operations;

•                  changes in laws and regulations, or in their interpretations, which could result, among other things, in the loss (or reduction in value) of Quebecor Media’s licences or markets, or in an increase in competition, compliance costs or capital expenditures;

•                  Quebecor Media’s ability to successfully develop its Sports and Entertainment segment and other expanding lines of business in its other segments;

•                  Quebecor Media’s substantial indebtedness, the tightening of credit markets, and the restrictions on its business imposed by the terms of its debt; and

•                  interest rate fluctuations that could affect a portion of Quebecor Media’s interest payment requirements on long term debt.

The Corporation cautions investors and others that the above list of cautionary statements is not exhaustive. These and other factors are discussed in further detail in the Annual Report on Form 20-F under “Item 3. Key Information — B. Risk Factors” and under “Risk Factors Updates” of this Management Discussion and Analysis. Each of these forward-looking statements speaks only as of the date of this report. The Corporation disclaims any obligation to update these statements unless applicable securities laws require it to do so.

The Corporation advises investors and others to consult any documents it may file with or furnish to the U.S. Securities and Exchange Commission.

QUEBECOR MEDIA INC.

CONSOLIDATED STATEMENTS OF INCOME

		Three months ended
(in millions of Canadian dollars)		March 31
(unaudited)	Note	2020	2019

Revenues	2	$1,055.5	$1,027.3

Employee costs	3	178.9	180.0
Purchase of goods and services	3	440.5	424.6
Depreciation and amortization		198.3	188.7
Financial expenses	4	75.7	71.5
(Gain) loss on valuation and translation of financial instruments		(0.8)	0.7
Restructuring of operations and other items	5	3.9	8.5
Income before income taxes		159.0	153.3

Income taxes (recovery):
Current		61.0	45.6
Deferred		(17.6)	(4.8)
		43.4	40.8

Income from continuing operations		115.6	112.5

Income from discontinued operations	14	1.3	97.5

Net income		$116.9	$210.0

Income (loss) from continuing operations attributable to
Shareholders		$115.8	$114.6
Non-controlling interests		(0.2)	(2.1)

Net income (loss) attributable to
Shareholders		$117.1	$212.1
Non-controlling interests		(0.2)	(2.1)

See accompanying notes to condensed consolidated financial statements.

1

QUEBECOR MEDIA INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		Three months ended
(in millions of Canadian dollars)		March 31
(unaudited)	Note	2020	2019

Income from continuing operations		$115.6	$112.5

Other comprehensive income (loss):

Items that may be reclassified to income:
Cash flow hedges:
Gain (loss) on valuation of derivative financial instruments		62.9	(19.3)
Deferred income taxes		(15.0)	6.5
		47.9	(12.8)

Comprehensive income from continuing operations		163.5	99.7

Income from discontinued operations	14	1.3	97.5

Comprehensive income		$164.8	$197.2

Comprehensive income (loss) from continuing operations attributable to
Shareholders		$163.7	$101.8
Non-controlling interests		(0.2)	(2.1)

Comprehensive income (loss) attributable to
Shareholders		$165.0	$199.3
Non-controlling interests		(0.2)	(2.1)

See accompanying notes to condensed consolidated financial statements.

2

QUEBECOR MEDIA INC.

SEGMENTED INFORMATION

(in millions of Canadian dollars)

(unaudited)

	Three months ended March 31, 2020
				Head
			Sports	office
			and	and Inter-
	Telecommunications	Media	Entertainment	segments	Total

Revenues	$874.7	$174.8	$34.8	$(28.8)	$1,055.5

Employee costs	102.9	59.7	10.0	6.3	178.9
Purchase of goods and services	336.3	111.0	28.6	(35.4)	440.5
Adjusted EBITDA[1]	435.5	4.1	(3.8)	0.3	436.1

Depreciation and amortization					198.3
Financial expenses					75.7
(Gain) loss on valuation and translation of financial instruments					(0.8)
Restructuring of operations and other items					3.9
Income before income taxes					$159.0

Cash flows used for :
Additions to property, plant and equipment	$73.6	$6.2	$0.1	$—	$79.9

Additions to intangible assets	95.1	6.9	0.8	—	102.8

	Three months ended March 31, 2019
				Head
			Sports	office
			and	and Inter-
	Telecommunications	Media	Entertainment	segments	Total

Revenues	$840.7	$172.7	$40.4	$(26.5)	$1,027.3

Employee costs	103.7	57.5	9.7	9.1	180.0
Purchase of goods and services	314.0	114.0	31.4	(34.8)	424.6
Adjusted EBITDA[1]	423.0	1.2	(0.7)	(0.8)	422.7

Depreciation and amortization					188.7
Financial expenses					71.5
Loss on valuation and translation of financial instruments					0.7
Restructuring of operations and other items					8.5
Income before income taxes					$153.3

Cash flows used for :
Additions to property, plant and equipment	$132.6	$6.7	$0.5	$—	$139.8

Additions to intangible assets	48.6	1.6	1.0	—	51.2

1                   The Chief Executive Officer uses adjusted EBITDA as the measure of profit to assess the performance of each segment. Adjusted EBITDA is referred as a non-IFRS measure and is defined as net income before depreciation and amortization, financial expenses, (gain) loss on valuation and translation of financial instruments, restructuring of operations and other items, income taxes and income from discontinued operations.

See accompanying notes to condensed consolidated financial statements.

3

QUEBECOR MEDIA INC.

CONSOLIDATED STATEMENTS OF EQUITY

(in millions of Canadian dollars)

(unaudited)

	Equity attributable to shareholders				Equity
				Accumulated	attributable
				other	to non-
	Capital	Contributed		comprehensive	controlling	Total
	stock	surplus	Deficit	income	interests	equity
	(note 9)			(note 11)

Balance as of December 31, 2018	$3,019.7	$1.3	$(1,621.9)	$(81.3)	$88.6	$1,406.4
Net income (loss)	—	—	212.1	—	(2.1)	210.0
Other comprehensive loss	—	—	—	(12.8)	—	(12.8)
Dividends	—	—	(25.0)	—	—	(25.0)
Balance as of March 31, 2019	3,019.7	1.3	(1,434.8)	(94.1)	86.5	1,578.6
Net income	—	—	483.8	—	7.6	491.4
Other comprehensive income	—	—	—	32.2	0.6	32.8
Dividends	—	—	(75.0)	—	—	(75.0)
Balance as of December 31, 2019	3,019.7	1.3	(1,026.0)	(61.9)	94.7	2,027.8
Net income (loss)	—	—	117.1	—	(0.2)	116.9
Other comprehensive income	—	—	—	47.9	—	47.9
Dividends	—	—	(25.0)	—	(0.2)	(25.2)
Balance as of March 31, 2020	$3,019.7	$1.3	$(933.9)	$(14.0)	$94.3	$2,167.4

See accompanying notes to condensed consolidated financial statements.

4

QUEBECOR MEDIA INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Three months ended
(in millions of Canadian dollars)		March 31
(unaudited)	Note	2020	2019

Cash flows related to operating activities
Income from continuing operations		$115.6	$112.5
Adjustments for:
Depreciation of property, plant and equipment		152.7	150.6
Amortization of intangible assets		35.9	28.6
Amortization of right-of-use assets		9.7	9.5
(Gain) loss on valuation and translation of financial instruments		(0.8)	0.7
Impairment of assets	5	—	3.5
Amortization of financing costs and long-term debt discount	4	2.0	1.9
Deferred income taxes		(17.6)	(4.8)
Other		2.6	(1.6)
		300.1	300.9
Net change in non-cash balances related to operating activities		44.0	(97.6)
Cash flows provided by continuing operating activities		344.1	203.3
Cash flows related to investing activities
Business acquisitions	6	—	(23.5)
Business disposals	14	—	261.6
Additions to property, plant and equipment		(79.9)	(139.8)
Additions to intangible assets		(102.8)	(51.2)
Proceeds from disposal of assets		1.5	2.6
Loans to the parent corporation	7	(28.0)	(36.0)
Other		(0.6)	(1.1)
Cash flows (used in) provided by continuing investing activities		(209.8)	12.6
Cash flows related to financing activities
Net change in bank indebtedness		(13.2)	3.1
Net change under revolving facilities		(55.9)	(180.7)
Repayment of long-term debt		—	(3.7)
Repayment of lease liabilities		(10.2)	(10.5)
Dividends		(25.0)	(25.0)
Dividends paid to non-controlling interests		(0.2)	—
Cash flows used in continuing financing activities		(104.5)	(216.8)

Net change in cash and cash equivalents		29.8	(0.9)

Cash flows used in discontinued operations	14	—	(2.3)

Cash and cash equivalents at beginning of period		14.0	21.0
Cash and cash equivalents at end of period		$43.8	$17.8

Cash and cash equivalents consist of
Cash		$4.7	$4.8
Cash equivalents		39.1	13.0
		$43.8	$17.8

Interest and taxes reflected as operating activities
Cash interest payments		$38.4	$47.1
Cash income tax payments (net of refunds)		22.2	138.7

See accompanying notes to condensed consolidated financial statements.

5

QUEBECOR MEDIA INC.

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars)		March 31	December 31
(unaudited)	Note	2020	2019

Assets

Current assets
Cash and cash equivalents		$43.8	$14.0
Accounts receivable		542.5	558.2
Contract assets		158.8	160.3
Income taxes		7.4	19.1
Inventories		226.0	240.4
Other current assets		124.9	121.1
		1,103.4	1,113.1

Non-current assets
Property, plant and equipment		3,314.1	3,379.0
Intangible assets		1,454.4	1,444.0
Goodwill		2,692.9	2,692.9
Right-of-use assets		145.9	130.9
Derivative financial instruments		1,043.9	679.8
Deferred income taxes		34.2	34.3
Loans to the parent corporation	7	729.1	701.1
Other assets		259.8	248.4
		9,674.3	9,310.4
Total assets		$10,777.7	$10,423.5

Liabilities and equity

Current liabilities
Bank indebtedness		$15.6	$28.8
Accounts payable, accrued charges and provisions		752.8	805.0
Deferred revenue		327.0	333.5
Income taxes		28.9	3.4
Current portion of long-term debt	8	30.1	44.9
Current portion of lease liabilities		38.2	34.0
		1,192.6	1,249.6

Non-current liabilities
Long-term debt	8	6,117.9	5,854.5
Lease liabilities		146.6	136.5
Derivative financial instruments		—	2.1
Deferred income taxes		818.4	820.8
Other liabilities		334.8	332.2
		7,417.7	7,146.1

Equity
Capital stock	9	3,019.7	3,019.7
Contributed surplus		1.3	1.3
Deficit		(933.9)	(1,026.0)
Accumulated other comprehensive loss	11	(14.0)	(61.9)
Equity attributable to shareholders		2,073.1	1,933.1
Non-controlling interests		94.3	94.7
		2,167.4	2,027.8
Contingencies	13

Total liabilities and equity		$10,777.7	$10,423.5

See accompanying notes to condensed consolidated financial statements.

6

QUEBECOR MEDIA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three-month periods ended March 31, 2020 and 2019

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

Quebecor Media Inc. (“Quebecor Media” or the “Corporation”) is incorporated under the laws of Québec and, is a wholly owned subsidiary of Quebecor Inc. (“Quebecor” or the “parent corporation”). Unless the context otherwise requires, Quebecor Media or the Corporation refer to Quebecor Media and its subsidiaries. The Corporation’s head office and registered office is located at 612 rue Saint-Jacques, Montréal (Québec), Canada.

The Corporation operates, through its subsidiaries, in the following industry segments: Telecommunications, Media, and Sports and Entertainment. The Telecommunications segment offers television distribution, Internet access, business solutions, cable and mobile telephony and over-the-top video services in Canada and is engaged in the rental of movies and televisual products through its video-on-demand service. The operations of the Media segment in Québec include the operation of an over-the-air television network and specialty television services, the operation of soundstage and equipment leasing and post-production services for the film and television industries, the printing, publishing and distribution of daily newspapers, the operation of Internet portals and specialized Web sites, the publishing and distribution of magazines, the production and distribution of audiovisual content, and the operation of an out-of-home advertising business. The activities of the Sports and Entertainment segment in Québec encompass the operation and management of the Videotron Centre in Québec City, show production, sporting and cultural events management, the publishing and distribution of books, the distribution and production of music, and the operation of two Quebec Major Junior Hockey League teams.

COVID-19 pandemic

The COVID-19 pandemic is having a significant impact on the economic environment in Canada and around the world. Since March 2020, in order to limit the spread of the virus, the Québec government has imposed a number of restrictions and special preventive measures, including the suspension of business activities deemed non-essential. These measures have curtailed the operations of many of Quebecor’s business partners and have led to a significant slowdown in some of Quebecor’s segments. Among other impacts, the COVID-19 virus and the measures to prevent its spread have led to a significant reduction in volume at Videotron Ltd (“Videotron”)’s retail outlets and delays in client migration to its new Helix entertainment and home management platform; lower advertising revenues, a significant decrease of sports events broadcast by the TVA Sports channel, and reduced film and audiovisual content activity in the Media segment; and delays or cancellations of shows and events, and interruption of music and book distribution activities in the Sports and Entertainment segment. Quebecor is however continuing to provide essential telecommunications and news services during this health crisis, while safeguarding the health and safety of the public and of its employees. Because of the measures put in place by the Québec government to limit the spread of the virus, approximately 10% of Quebecor’s workforce are now receiving benefits under the Corporation’s supplemental assistance program because they are on stand-by. The program provides additional financial assistance to top up the Canada Emergency Wage Subsidy or Canada Emergency Response Benefit, as the case may be, and minimize the impact of this situation. Given the uncertainty about the ultimate extent and duration of the pandemic, the full impact of the crisis cannot be determined with certainty at this stage.

1.                BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), except that they do not include all disclosures required under IFRS for annual consolidated financial statements. In particular, these consolidated financial statements were prepared in accordance with IAS 34, Interim Financial Reporting, and accordingly, they are condensed consolidated financial statements. These condensed consolidated financial statements should be read in conjunction with the Corporation’s 2019 annual consolidated financial statements, which contain a description of the accounting policies used in the preparation of these condensed consolidated financial statements.

These condensed consolidated financial statements were approved for issue by the Board of Directors of Quebecor Media on May 13, 2020.

Comparative figures for the previous period have been restated to conform to the presentation adopted for the three-month period ended March 31, 2020.

7

QUEBECOR MEDIA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2020 and 2019

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

2.                REVENUES

	Three months ended March 31
	2020	2019

Telecommunications
Internet	$277.5	$273.6
Cable television	233.1	245.2
Mobile telephony	160.2	141.4
Cable telephony	82.8	87.3
Equipment sales	76.1	49.2
Other	45.0	44.0
Media
Advertising	77.8	83.9
Subscription	51.8	50.8
Other	45.2	38.0
Sports and Entertainment	34.8	40.4
Inter-segments	(28.8)	(26.5)
	$1,055.5	$1,027.3

3.                EMPLOYEE COSTS AND PURCHASE OF GOODS AND SERVICES

	Three months ended March 31
	2020	2019

Employee costs	$230.8	$231.2
Less employee costs capitalized to property, plant and equipment and intangible assets	(51.9)	(51.2)
	178.9	180.0
Purchase of goods and services:
Royalties, rights and creation costs	168.5	169.3
Cost of products sold	97.1	93.0
Service contracts	46.4	37.5
Marketing, circulation and distribution expenses	21.1	23.2
Other	107.4	101.6
	440.5	424.6
	$619.4	$604.6

8

QUEBECOR MEDIA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2020 and 2019

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

4.                FINANCIAL EXPENSES

	Three months ended March 31
	2020	2019

Interest on long-term debt	$74.9	$75.2
Amortization of financing costs and long-term debt discount	2.0	1.9
Interest on lease liabilities	2.6	2.5
Interest on net defined benefit liability	1.8	1.7
Loss (gain) on foreign currency translation on short-term monetary items	4.5	(0.8)
Interest from the parent corporation	(9.8)	(8.6)
Other	(0.3)	(0.4)
	$75.7	$71.5

5.                RESTRUCTURING OF OPERATIONS AND OTHER ITEMS

During the first quarter of 2020, a net charge of $3.9 million was recorded for non-recurring costs across the organization relating to the COVID-19 crisis and restructuring initiatives (a net charge of $5.0 million in 2019 related to cost reduction initiatives).

During the first quarter of 2019, impairment charge of assets of $3.5 million was recorded as a result of restructuring initiatives.

6.                BUSINESS ACQUISITIONS

On February 13, 2019, TVA Group Inc. (“TVA Group”) acquired the companies in the Serdy Média inc. and Serdy Video Inc. groups, including the Évasion and Zeste specialty channels, for a total cash consideration of $23.5 million, net of cash acquired of $0.5 million. An amount of $1.6 million relating to certain post-closing adjustments was also paid during the third quarter of 2019. The acquired assets consisted mainly of intangible assets and goodwill.

7.                LOANS TO THE PARENT CORPORATION

During the first quarter of 2020, Quebecor made a drawdown of $28.0 million on the September 13, 2019 loan agreement with Quebecor Media (drawdown of $36.0 million on the September 28, 2018 loan agreement in 2019). As of March 31, 2020, the outstanding balance on the various loans to the parent corporation was $729.1 million ($701.1 million as of December 31, 2019).

9

QUEBECOR MEDIA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2020 and 2019

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

8.                LONG-TERM DEBT

Components of long-term debt are as follows:

	March 31, 2020	December 31, 2019

Long-term debt	$6,163.4	$5,927.9
Change in fair value related to hedged interest rate risk	20.3	9.1
Financing fees, net of amortization	(35.7)	(37.6)
	6,148.0	5,899.4
Less current portion	(30.1)	(44.9)
	$6,117.9	$5,854.5

On February 21, 2020, TVA Group amended its secured revolving credit facility to extend its term from February 2020 to February 2021, to reduce the amount available for borrowing from $150.0 million to $75.0 million and to amend certain terms and conditions

10

QUEBECOR MEDIA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2020 and 2019

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

9.                CAPITAL STOCK

(a)           Authorized capital stock

An unlimited number of Common Shares, without par value;

An unlimited number of non-voting Cumulative First Preferred Shares, without par value; the number of preferred shares in each series and the related characteristics, rights and privileges are determined by the Board of Directors prior to each issue:

•             An unlimited number of Cumulative First Preferred Shares, Series A (“Preferred A Shares”), carrying a 12.5% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

•             An unlimited number of Cumulative First Preferred Shares, Series B (“Preferred B Shares”), carrying a fixed cumulative preferential dividend, generally equivalent to the Corporation’s credit facility interest rate, redeemable at the option of the holder and retractable at the option of the Corporation;

•             An unlimited number of Cumulative First Preferred Shares, Series C (“Preferred C Shares”), carrying an 11.25% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

•             An unlimited number of Cumulative First Preferred Shares, Series D (“Preferred D Shares”), carrying an 11.0% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

•             An unlimited number of Cumulative First Preferred Shares, Series F (“Preferred F Shares”), carrying a 10.85% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

•             An unlimited number of Cumulative First Preferred Shares, Series G (“Preferred G Shares”), carrying a 10.85% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

An unlimited number of non-voting Preferred Shares, Series E (“Preferred E Shares”), carrying a non-cumulative dividend subsequent to the holders of Cumulative First Preferred Shares, redeemable at the option of the holder and retractable at the option of the Corporation.

(b)           Issued and outstanding capital stock

	Common Shares
	Number	Amount
Balance as of December 31, 2019 and March 31, 2020	79,377,062	$3,019.7

11

QUEBECOR MEDIA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2020 and 2019

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

10.         STOCK-BASED COMPENSATION PLANS

Stock option plans

The following table provides details of changes to outstanding options in the principal stock-based compensation plans in which management of the Corporation and its subsidiaries participates, for the three-month period ended March 31, 2020:

	Outstanding options
	Number	Weighted average exercise price

Quebecor
As of December 31, 2019	2,404,892	$29.20
Cancelled	(50,000)	32.20
As of March 31, 2020	2,354,892	$29.14
Vested options as of March 31, 2020	—	$—

Quebecor Media
As of December 31, 2019	129,200	$65.41
Exercised	(56,500)	63.18
As of March 31, 2020	72,700	$67.14
Vested options as of March 31, 2020	72,700	$67.14

TVA Group
As of December 31, 2019 and March 31, 2020	515,000	$2.43
Vested options as of March 31, 2020	35,000	$6.85

During the three-month period ended March 31, 2020, 56,500 stock options of Quebecor Media were exercised for a cash consideration of $3.4 million (66,950 stock options for $3.3 million in 2019). During the three-month period ended March 31, 2019, 90,000 Class B shares of Quebecor were exercised for a cash consideration of $1.5 million.

12

QUEBECOR MEDIA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2020 and 2019

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

10.         STOCK-BASED COMPENSATION PLANS (continued)

Deferred share unit and performance share unit plans

The deferred share unit (“DSU”) and performance share unit (“PSU”) plans are based either on Quebecor Class B Shares and on TVA Group Class B Non-Voting Shares (“TVA Group Class B Shares”). The DSUs vest over six years and will be redeemed for cash only upon the participant’s retirement or termination of employment, as the case may be, and the PSUs vest over three years and will be redeemed for cash at the end of this period subject to the achievement of financial targets. DSUs and PSUs entitle the holders to receive additional units when dividends are paid on Quebecor Class B Shares or TVA Group Class B Shares. As of March 31, 2020, 137,910 DSUs based on Quebecor Class B Shares and 217,657 DSUs based on TVA Group Class B Shares were outstanding under these plans. As of March 31, 2020, there is no PSUs outstanding. During the first quarter of 2020, a cash consideration of $4.3 million was paid upon PSUs redemption ($4.7 million in 2019).

Stock-based compensation expense

For the three-month period ended March 31, 2020, a reversal of the consolidated charge related to all stock-based compensation plans was recorded in the amount of $0.9 million (a charge of $4.8 million in 2019).

11.         ACCUMULATED OTHER COMPREHENSIVE LOSS

	Cash flow hedges	Defined benefit plans	Total

Balance as of December 31, 2018	$(30.3)	$(51.0)	$(81.3)
Other comprehensive loss	(12.8)	—	(12.8)
Balance as of March 31, 2019	(43.1)	(51.0)	(94.1)
Other comprehensive income (loss)	83.4	(51.2)	32.2
Balance as of December 31, 2019	40.3	(102.2)	(61.9)
Other comprehensive income	47.9	—	47.9
Balance as of March 31, 2020	$88.2	$(102.2)	$(14.0)

No significant amount is expected to be reclassified in income over the next 12 months in connection with derivatives designated as cash flow hedges. The balance is expected to reverse over a 7-year period.

13

QUEBECOR MEDIA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2020 and 2019

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

12.           FAIR VALUE OF FINANCIAL INSTRUMENTS

In accordance with IFRS 13, Fair Value Measurement, the Corporation considers the following fair value hierarchy which reflects the significance of the inputs used in measuring its financial instruments:

•                 Level 1:         quoted prices (unadjusted) in active markets for identical assets or liabilities;

•                Level 2:           inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

•                Level 3:          inputs that are not based on observable market data (unobservable inputs).

The fair value of long-term debt is estimated based on quoted market prices when available or on valuation models using Level 1 and Level 2 inputs. When the Corporation uses valuation models, the fair value is estimated using discounted cash flows using year-end market yields or the market value of similar instruments with the same maturity.

The fair value of derivative financial instruments recognized in the consolidated balance sheets is estimated as per the Corporation’s valuation models. These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative financial instruments and factors observable in external market data, such as period-end swap rates and foreign exchange rates (Level 2 inputs). An adjustment is also included to reflect non-performance risk impacted by the financial and economic environment prevailing at the date of the valuation in the recognized measure of the fair value of the derivative financial instruments by applying a credit default premium, estimated using a combination of observable and unobservable inputs in the market (Level 3 inputs), to the net exposure of the counterparty or the Corporation. Derivative financial instruments are classified as Level 2.

The carrying value and fair value of long-term debt and derivative financial instruments as of March 31, 2020 and December 31, 2019 are as follows:

	March 31, 2020		December 31, 2019
Asset (liability)	Carrying value	Fair value	Carrying value	Fair value

Long-term debt[1]	$(6,163.4)	$(6,073.7)	$(5,927.9)	$(6,317.7)
Derivative financial instruments
Foreign exchange forward contracts	7.5	7.5	(2.1)	(2.1)
Cross-currency interest rate swaps	1,036.4	1,036.4	679.8	679.8

1          The carrying value of long-term debt excludes changes in the fair value of long-term debt related to hedged interest rate risk and financing fees.

14

QUEBECOR MEDIA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2020 and 2019

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

13.         CONTINGENCIES

In the context of disputes between the Corporation and a competitor, legal proceedings have been initiated by the Corporation and against the Corporation. At this stage of proceedings, management of the Corporation is in the opinion that the outcome is not expected to have a material adverse effect on the Corporation’s results or on its financial position.

On August 15, 2019, the Canadian Radio-television and Telecommunications Commission (“CRTC”) issued an order finalizing the rates, retroactively to March 31, 2016, by which the large cable and telephone companies provide aggregated wholesale access to their high-speed internet networks. The interim rates in effect since 2016 have been invoiced to resellers and accounted for in the Corporation consolidated financial statements. The new proposed rates are substantially lower than interim rates and could represent a retrospective reduction in earnings of approximately $30.0 million (before income taxes) for the year 2020 and approximately $52.0 million (before income taxes) from March 31, 2016 to December 31, 2019. On September 13, 2019, a coalition of cable companies (including Videotron) and Bell Canada filed separate appeals of the CRTC’s order with the Federal Court of Appeal arguing, among other things, that the order is marked by numerous errors of law and jurisdiction resulting in wholesale rates that are unreasonably low. The cable companies and Bell Canada also filed separate requests to stay the implementation of the order pending disposition of their appeals. On November 22, 2019, the leave to appeal was granted by the Federal Court of Appeal and the interim stay of the CRTC’s order granted by this court on September 27, 2019, was extended until a final ruling by the Federal Court of Appeal is made. Accordingly, at this stage of these proceedings, the Corporation still estimates that the interim rates are the appropriate basis to account for its wholesale Internet access revenues.

14.         DISCONTINUED OPERATIONS

On January 24, 2019, Videotron sold its 4Degrees Colocation Inc. data center operations for an amount of $261.6 million, which was fully paid in cash at the date of transaction. An amount of $0.9 million relating to a working capital adjustment was also paid by Videotron during the second quarter of 2019. The determination of the final proceeds from the sale is however subject to certain adjustments based on the realization of future conditions over a period of up to 10 years. Accordingly, a gain on disposal of $97.2 million, net of income taxes of $18.5 million, was accounted for in the first quarter of 2019, while an amount of $53.1 million from the proceeds received at the date of transaction was deferred in connection with the estimated present value of the future conditional adjustments.

15

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

By:	/s/ Hugues Simard

Chief Financial Officer

Date: May 20, 2020